Exhibit 99.1

For Investors: Keith Helming Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports First Quarter 2008 Financial Results

Amsterdam, Netherlands; May 9, 2008 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the first quarter ended March 31, 2008.

First Quarter 2008 Highlights

•

First quarter 2008 net income was $50.9 million, compared with $60.6 million for the same period in 2007.  First quarter 2008 net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation was $59.9 million, compared with $66.7 million in first quarter 2007 on the same basis.

•

The decrease in net income in first quarter 2008 compared with first quarter 2007 was driven by maintenance, sales, and other revenue which do not occur evenly throughout all quarters.  First quarter 2007 had a higher amount of these revenues than first quarter 2008.

•

First quarter 2008 basic and diluted earnings per share were $0.60.  First quarter 2008 basic and diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation were $0.71.

•

Basic lease rents increased 7% in the first quarter 2008 compared to the first quarter 2007, while interest expense excluding non-cash charges relating to the mark-to-market of interest rate caps decreased 11%.  The difference between basic lease rents and the adjusted interest expense was $85.6 million in first quarter 2008 compared to $72.7 million in first quarter 2007, an increase of 18%.

•

Sales revenue for the first quarter 2008 was $142.5 million, compared to $148.9 million for the same period in 2007, and was generated from the sale of eight aircraft and the sale of parts inventory.  Total revenue for the first quarter 2008 was $294.5 million, compared to $309.5 million for the same period in 2007.

•	Total assets were $4.6 billion at March 31, 2008, an increase of 14% over total assets of $4.0 billion at March 31, 2007.

•

Committed purchases of aviation assets delivered or scheduled for delivery in 2008 are $1.2 billion, of which $277.1 million closed in first quarter 2008.  Total committed purchases include the purchase of a 21 used aircraft portfolio which is subject to a signed letter of intent.

Significant Items Previously Disclosed Occurring Subsequent to Quarter End

•

AerVenture, AerCap’s joint venture with LoadAir and AlFawares of Kuwait, closed a $269.2 million credit facility with HSH Nordbank AG to finance the pre-delivery payments for 37 new A320 family aircraft under forward order from Airbus, scheduled for delivery between November 2009 and May 2011. The funding requirements for all remaining pre-delivery payments of AerVenture have been met with this transaction.

•

AerCap increased its pre-delivery payment funding facility by $68.4 million. This facility was arranged by Citi and is to be used to finance the pre-delivery payments relating to A330 aircraft under forward order with Airbus, scheduled for delivery between January and April 2010.

Klaus Heinemann, CEO of AerCap, commented, “Our first quarter results continue to show the strength of our business model.  The focus we have on properly managing the liability side of our business, combined with our contracted orders of state of the art, fuel-efficient aircraft, positions us for strong future earnings growth.”

AerCap’s CFO, Keith Helming, added, “We are pleased with our first quarter 2008 net income result.  The year-over-year increase in basic rents is reflective of the growth of our leasing portfolio.  In addition, we continue to realize the benefits of decreasing interest costs through the combination of lower interest rates and the utilization of caps for interest rate hedging.”

Summary of Financial Results

AerCap recorded first quarter 2008 net income of $50.9 million or $0.60 per basic and diluted share.  Included in the first quarter 2008 net income amount were non-cash charges related to the mark-to-market of interest rate caps and share-based compensation of $9.0 million or $0.11 per basic and diluted share, net of tax.  The after-tax charge relating to the mark-to-market of our interest rate caps was $7.6 million and the after-tax charge from share-based compensation was $1.4 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended
	March 31,
			% increase/
	2008	2007	(decrease)
Revenue	$294.5	$309.5	–5%
Net income (loss)	50.9	60.6	–16%

Total revenue in first quarter 2008 decreased 5% compared with first quarter 2007.  This decrease was largely driven by a lower amount of other revenue in first quarter 2008.  Other revenue in first quarter 2007 included $10.7 million relating to the elimination of a guarantee liability, which did not occur in first quarter 2008.  The decrease in net income in first quarter 2008 compared to the first quarter 2007 was also driven primarily by the lower amount of other revenue.

Revenue breakdown

	Three months ended
	March 31,
			% increase/
	2008	2007	(decrease)
Lease revenue:
Basic rents	$126.5	$118.6	7%
Maintenance rents	9.2	11.9	–23%
End-of-lease compensation	8.2	9.2	–11%
Lease revenue	$143.9	$139.7	3%
Sales revenue	142.5	148.9	–4%
Interest revenue	4.9	7.3	–33%
Management fee revenue	3.1	3.0	3%
Other revenue	0.1	10.6	–99%
Total revenue	$294.5	$309.5	–5%

As indicated in the table above, the growth in the Company’s leased assets and the continued strength of lease rates is reflected in our revenue through the increase in basic rents.  Partially offsetting the growth in basic rents are decreases in floating rate lease rentals which result from the decrease in interest rates.  This decrease in basic rents on floating rate leases is completely offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the first quarter 2008 increased 7% compared to first quarter 2007 to $126.5 million, interest expense excluding non-cash charges relating to the mark-to-market of interest rate caps decreased 11% compared with first quarter 2007 to $40.9 million, as shown in the table below.  The difference in these amounts was $85.6 million in first quarter 2008 compared to $72.7 million in first quarter 2007, an increase of 18%.

	Three months ended
	March 31,
	2008	2007
Basic rents	$126.5	$118.6

Interest on debt	$49.6	$50.5
Less: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	(8.7)	(4.6)
Interest on debt excluding non-cash charges related to the mark-to-market of interest rate caps	$40.9	$45.9

Basic rents net of interest on debt excluding non-cash charges related to the mark-to-market of interest rate caps	$85.6	$72.7

Effective tax rate

AerCap’s effective tax rate during the first quarter 2008 was 8.3%, consisting of 8.0% for AerCap’s aircraft business and 14.2% for AerCap’s engine and parts business.  The effective tax rate in first quarter 2007 was 11.8%.

Financial position

	March 31,	March 31,	% increase/
	2008	2007	(decrease)
Flight equipment held for lease	$3,279.2	$3,074.5	7%
Total assets	4,594.7	4,026.4	14%
Total liabilities	3,561.2	3,180.7	12%
Total equity	1,002.9	814.0	23%

As of March 31, 2008, AerCap’s portfolio consisted of 320 aircraft and 71 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of a non-GAAP measure used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation.  This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income.  AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods.  AerCap uses interest rate caps to allow the Company to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt.  Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts.  AerCap does not apply hedge accounting to its interest rate caps.  As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period.  Following is a reconciliation of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation to net income for the three month periods ended March 31, 2008 and 2007:

	Three months ended
	March 31,
	2008	2007
Net income	$50.9	$60.6
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	7.6	4.0
Non-cash charges related to share-based compensation, net of tax	1.4	2.1
Net income excluding non-cash charges related to the mark-to-market of interest rate caps and share-based compensation	$59.9	$66.7

Earnings per share excluding non-cash charges related to the mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such charges by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Conference Call

In connection with the earnings release, management will host an earnings conference call on Friday, May 9, 2008 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-772-1085 or (International) +1-706-634 5464 and referencing code 44711149 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted to AerCap’s website in advance of the call.  A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on May 9, 2008 and continuing through June 19, 2008. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 44711149. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	March 31, 2008	December 31, 2007	March 31, 2007

Assets
Cash and cash equivalents	$197,170	$241,736	$140,103
Restricted cash	127,150	95,072	99,459
Trade receivables, net of provisions	64,969	35,591	32,458
Flight equipment held for operating leases, net	3,279,244	3,050,160	3,074,519
Flight equipment held for sale	51,857	136,135	—
Notes receivables, net of provisions	199,037	184,820	166,344
Prepayments on flight equipment	284,368	247,839	150,621
Investments	11,678	11,678	16,091
Goodwill	6,776	6,776	6,776
Intangibles, net	45,427	41,855	49,080
Inventory	83,469	90,726	72,115
Derivative assets	18,896	21,763	18,764
Deferred income taxes	82,392	85,253	87,612
Other assets	142,217	144,823	112,489
Total Assets	$4,594,650	$4,394,227	$4,026,431

Liabilities and Shareholders’ Equity

Accounts payable	$9,246	$16,376	$7,222
Accrued expenses and other liabilities	87,294	81,379	70,828
Accrued maintenance liability	261,948	255,535	257,829
Lessee deposit liability	89,197	83,628	72,591
Debt	3,044,462	2,892,744	2,665,987
Accrual for onerous contracts	28,378	46,411	72,718
Deferred revenue	35,663	33,574	29,065
Deferred income taxes	4,997	3,425	4,490
Total liabilities	3,561,185	3,413,072	3,180,730

Minority interest	30,579	30,782	31,685

Share capital	699	699	699
Additional paid-in capital	604,105	602,469	593,999
Retained earnings	398,082	347,205	219,318
Total shareholders’ equity	1,002,886	950,373	814,016

Total Liabilities and Shareholders’
Equity	$4,594,650	$4,394,227	$4,026,431

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended March 31,
	2008	2007
Revenues
Lease revenue	$143,856	$139,703
Sales revenue	142,463	148,885
Interest revenue	4,877	7,272
Management fee revenue	3,174	3,025
Other revenue	163	10,587
Total Revenues	294,533	309,472

Expenses
Depreciation	38,475	33,932
Cost of goods sold	110,019	118,003
Interest on debt	49,596	50,484
Operating lease in costs	3,640	6,237
Leasing expenses	6,390	4,032
Provision for doubtful notes and accounts receivable	548	(141)
Selling, general and administrative expenses	30,622	26,585
Total Expenses	239,290	239,132

Income from continuing operations before income taxes and minority interest	55,243	70,340

Provision for income taxes	(4,570)	(10,026)

Net income before minority interest	50,673	60,314

Minority interest, net of taxes	203	252

Net Income	$50,876	$60,566

Basic and diluted earnings per share	0.60	0.71

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2008	2007
Net income	50,876	60,566
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	(203)	(252)
Depreciation	38,474	33,932
Amortisation of debt issuance cost	3,392	1,708
Amortisation of intangibles	3,504	1,944
Gain on elimination of fair value guarantee	—	(10,736)
Provision for doubtful notes and accounts receivable	548	(141)
Capitalised interest on pre-delivery payments	(669)	(1,564)
Gain on disposal of assets	(22,949)	(24,961)
Change in fair value of derivative instruments	2,867	(893)
Deferred taxes	4,434	10,016
Share-based compensation	1,636	2,446
Changes in assets and liabilities
Trade receivables and notes receivable, net	(20,240)	(6,152)
Inventories	10,473	10,779
Other assets	(1,546)	(7,498)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(3,721)	(51,185)
Deferred revenue	2,090	674
Net cash provided by operating activities	68,966	18,683

Purchase of flight equipment	(234,904)	(223,585)
Proceeds from sale/disposal of assets	83,487	126,905
Prepayments on flight equipment	(72,445)	(18,650)
Purchase of intangibles	(8,627)	(16,794)
Movement in restricted cash	(32,078)	12,818
Net cash used in investing activities	(264,567)	(119,306)

Issuance of debt	278,081	246,503
Repayment of debt	(126,363)	(135,655)
Debt issuance costs paid	(367)	(1,459)
Net cash provided by financing activities	151,351	109,389

Net (decrease) increase in cash and cash equivalents	(44,250)	8,766
Effect of exchange rate changes	(316)	136
Cash and cash equivalents at beginning of period	241,736	131,201
Cash and cash equivalents at end of period	197,170	140,103